SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES 2 NEW POLISH BASES - WARSAW MODLIN & GDANSK

4 NEW WARSAW ROUTES TO GDANSK, MADRID, SHANNON & WROCLAW

DOUBLE DAILY FLIGHTS - GDANSK & WROCLAW TO WARSAW

Ryanair, Poland's No 1 airline, today (8 Apr) announced it would open 2 new Polish bases in winter'14 at Warsaw Modlin and Gdansk, and 4 new winter routes from Warsaw to Gdansk, Madrid, Shannon and Wroclaw (20 in total), which will deliver 1.9m customers p.a. and sustain some 1,900 "on-site" jobs*, with 268 weekly flights, as Ryanair invests over $90m at Warsaw Modlin Airport.

From October 2014, Ryanair will significantly grow at Warsaw Modlin with:

• 1 based aircraft
• 4 new winter routes to Gdansk, Madrid, Shannon and Wroclaw
• Growth from 174 to over 265 weekly flights
• Over 1.9m customers
• Over 1,900* "on site" jobs

Ryanair celebrated its new Warsaw Modlin base and 4 new routes by releasing 100,000 seats on sale from 84zł for travel in May and June, which are available for booking until midnight Thursday (10 Apr).  Ryanair's 4 new Warsaw routes go on sale on the Ryanair.com website tomorrow.

4 NEW WARSAW ROUTES

Gdansk	4 x daily
Madrid	8 x weekly
Shannon	4 x weekly
Wroclaw	4 x daily

In Warsaw, Ryanair's Michael O'Leary said:

"Ryanair is delighted to announce that we will be opening a new base at Warsaw Modlin this winter, offering 20 exciting routes, including 4 new winter routes to Gdansk, Madrid, Shannon and Wroclaw, which will deliver some 1.9m passengers annually and sustain over 1,900* "on-site" jobs at Warsaw Modlin Airport, as Ryanair invests over $90m at Warsaw Modlin.

To celebrate our new Warsaw Modlin base and 4 new winter routes, we are releasing 100,000 seats on sale from 84zł for travel in May and June, which are available for booking until midnight Thursday (10 Apr). Since these amazing prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"Polish consumers and visitors already choose Ryanair for the lowest fares, great route choice and our industry leading customer service. Now they can also book their flights on our much improved website and enjoy a free small second carry-on bag, "quiet flights", allocated seats and use their personal electronic devices at all stages of their flight, making Ryanair the ideal choice for families and friends, with a new smartphone app, and family and business products coming soon, as Ryanair continues to deliver so much more than just the lowest fares."

* ACI confirms up to 1,000 'on-site' jobs per 1m passengers

For further information
please contact:
Robin Kiely                            Joe Carmody
                                                                Ryanair Ltd                            Edelman Ireland
                                                                Tel: +353-1-8121212           Tel: +353-1-6789 333
                                                                 press@ryanair.com             ryanair@edelman.com

 Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 April, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary